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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13D

         under the Securities Exchange Act of 1934 (Amendment No. ____)


                                PhyMatrix Corp.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                        (Title and Class of Securities)


                                  718925 10 0
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                                 (CUSIP Number)

                             James P. Redding, Esq.
                              Redding & Associates
                       170 Westminster Street, Suite 1000
                              Providence, RI 02903
                                 (401) 421-2400


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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 15,1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because
of Rule 13d-1(b)(3) or (4), check the following box      [   ]





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CUSIP No. 718925 10 0
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         1)      Names of Reporting Persons S.S. or I.R.S.
                 Identification Nos. of Above Persons

                                  Ronald E. Phillips, Trustee
                                  of the
                                  The Alexander Rothman 1993 Qualified
                                  Sub-Chapter S Trust
                                  F.I.D. 05-0454606
                                  and
                                  The Julie Rothman 1993 Qualified
                                  Sub-Chapter S Trust
                                  F.I.D. 04-6759341

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                 2)       Check the Appropriate Box if a Member of a Group
                          (See Instructions)..............................
                          (a) ...........................................
                          (b) ...........................................

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         3)      SEC Use Only ..................................

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         4)      Source of Funds (See Instructions) 00 See Item 3

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         5)      Check if Disclosure of Legal Proceedings is
                 Required Pursuant to Items 2(d) or (e)

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         6)      Citizenship or Place of Organization
                 United States of America
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 Number of                (7)     Sole Voting Power
shares Bene-                                                          1,539,404
 ficially                 -----------------------------------------------------
Owned by                  (8)     Shared Voting Power
Each Report-                                                                  0
ing Person                -----------------------------------------------------
 With                     (9)     Sole Dispositive Power
                                                                      1,539,404
                          -----------------------------------------------------
                          (10)    Shared Dispositive Power
                                                                              0
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         11)     Aggregate Amount Beneficially Owned by Each Reporting
                 Person                                               1,539,404
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         12)     Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares (See Instructions)
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                 13)      Percent of Class Represented by Amount in
                          Row (11) Ronald E. Phillips, T'ee              5.2%
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         14)     Type of Reporting Person                                  OO
                                                                           IN





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Item 1.          Security and Issuer

         Issuer:          PhyMatrix Corp., a Delaware corporation
                          Phillips Point, Suite 1000 East
                          717 Flagler Drive
                          West Palm Beach, FL 33401

         Security:        Common Stock, par value $.01 per share ("Common
                          Stock")

Item 2.          Identity and Background

         (a)     Name:            Ronald E. Phillips

         (b)     Address:         c/o Furman Selz, LLC
                                  230 Park Avenue
                                  New York, NY 10169

         (c)     Present Principal Employment and Employer:

                                  Vice President
                                  Furman Selz, LLC
                                  230 Park Avenue
                                  New York, NY 10169

         (d)     Criminal Proceedings in the Last Five Years:

                                  None

         (e)     Civil Securities Proceedings in the Last Five Years:

                                  None


         (f) The reporting person is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.

                 The reporting person acquired the securities in consideration of the transfer of his shares of the stock of Clinical Studies, Ltd. in a merger with the Issuer.





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Item 4.          Purpose of Transaction

                 The reporting person acquired shares of the Issuer for investment purposes. The purchaser does not have any plans or proposals to acquire any additional shares of the issuer; to effect an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; to effect a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; to effect any change in the present board of directors or management of the Issuer; to effect any material change in the capitalization or dividend policy of the Issuer; to effect any other material change in the Issuer's business or corporate structure; to effect any change in the Issuer's charter or bylaws; to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; or to effect any action similar thereto.

Item 5.          Interest in Securities of the Issuer

         (a) The reporting person is the record and beneficial owner of 1,539,404 shares of Common Stock of the Issuer, representing 5.2% of the shares of the Issuer's Common Stock issued and outstanding at October 15, 1997.

         (b)     See response to Item 3.

         (c)     Not applicable.

         (d)     Not applicable.

         (e)     Not applicable.

Item 6.          Contracts, Arrangements, Understanding, or
                 Relationships with Respect to
                 Securities of the Issuer.

                 Not applicable.

Item 7.          Material to be Filed as Exhibits

         1. Registration Rights Agreement between reporting person and Issuer dated October 15, 1997.

         2.      Shareholder's Agreement between reporting person and Issuer.





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         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 20, 1997
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Date



/s/ Ronald E. Phillips, Trustee
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Signature
Ronald E. Phillips, Trustee
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Name/Title



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         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 20,1997
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Date



/s/ Ronald E. Phillips, Trustee
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Signature
Ronald E. Phillips, Trustee
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Name/Title